                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                 Amendment No. 2

                   under the Securities Exchange Act of 1934


                             LEVEL 8 SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  52729M 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MR. YOSSI SHEMESH
                               LIRAZ SYSTEMS LTD.
                                3 AZRIELI CENTER
                             67023 TEL AVIV, ISRAEL
                          TELEPHONE: 011-972-3-6075454

                                with a copy to:

                             EDWARD W. KERSON, ESQ.
                            RABINOWITZ & KERSON LLP
                                546 FIFTH AVENUE
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 768-1666


--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 10, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of
securities, and for  any  subsequent   amendment   containing   information
which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729 M 10 2                                       Page 2 of 13


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON
     LIRAZ SYSTEMS LTD.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS         WC



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    ISRAEL



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        5,110,120

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            5,110,120


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,110,120


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.4%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     HC


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                       Page 3 of 13


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON
     LIRAZ SYSTEMS EXPORT (1990) LTD.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS         WC



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    ISRAEL



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        -0-

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            -0-


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     CO


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                       Page 4 of 13


________________________________________________________________________________
1    NAME OF REPORTING PERSON                    S.S. or I.R.S. IDENTIFICATION
                                                 NO. OF ABOVE PERSON
     ADVANCED SYSTEMS EUROPE B.V.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS         AF



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    NETHERLANDS



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        5,110,120

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            5,110,120


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,110,120


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.4%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     CO


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                       Page 5 of 13


________________________________________________________________________________
1    NAME OF REPORTING PERSON                     S.S. or I.R.S. IDENTIFICATION
                                                  NO. OF ABOVE PERSON
     ARIE KILMAN


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS         OO



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    ISRAEL



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         10,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        -0-

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         10,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            -0-


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,000


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     IN


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                             Page 6 of 13


Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Level 8 Systems, Inc., a Delaware corporation ("Level 8" or "Issuer"). Level 8's principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511.

Item 2.  Identity and Background

(a) - (c), (f): This Schedule 13D is being filed on behalf of each of the following, who are collectively referred to herein as the "Reporting Persons":

         (1) Liraz Systems Ltd. ("Liraz"), an Israeli corporation, with its principal business office at 3 Azrieli Center, 67023 Tel Aviv, Israel. Liraz is a holding company with subsidiaries and affiliates engaged in the business of systems integration.

         (2) Liraz Systems Export (1990) Ltd. ("Export"), an Israeli corporation, with its principal business office at 3 Azrieli Center, 67023 Tel Aviv, Israel. Export is a wholly-owned subsidiary of Liraz. Export is no longer engaged in any business.

         (3) Advanced Systems Europe B.V. ("Advanced Systems"), a Dutch corporation, with its principal business office at7b Vlierwerf, 4703 SB Roosendaal, Netherlands. Advanced Systems is a wholly-owned subsidiary of Liraz. Advanced Systems is engaged in the business of system integration and the ownership of shares of Level 8.

         (4) Arie Kilman is an Israeli citizen, with his business address at c/o Liraz Systems Ltd., 3 Azrieli Center, 67023 Tel Aviv, Israel. Mr. Kilman currently serves as a member of Liraz' Board of Directors. In December 1999, Mr. Kilman, who had served as chairman and an officer of Liraz and as sole director of Export, ceased serving as a director of Liraz, and, in August 2000, Mr. Kilman ceased serving as an officer of Liraz. In May 2001, Mr. Kilman, who, until December 2000, had served as chairman and chief executive officer of Level 8, ceased serving as an officer or director of Level 8. In September 2001, Mr. Kilman again became a director of Liraz. Mr. Kilman owns 13.9% of the outstanding ordinary shares of Liraz.

         Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and incorporated by reference herein.

         This Schedule 13D is being filed to amend the Schedule 13D filed with regard to shares of Level 8 beneficially owned by Liraz, Advanced Systems, Export and Arie Kilman filed March 9, 1999, as amended on November 8, 2000.


Item 4.  Purpose of Transaction

         In January 2001, Export transferred 821,257 shares of Common Stock to Advanced Systems as part of an internal reorganization of Liraz. In October and November 2001, Advanced Systems sold an aggregate of 1,000,000 shares of Common Stock to raise capital for general business purposes, including financing of the business of BluePhoenix Solutions BV, a wholly-owned subsidiary of Advanced Systems that acquired Level 8's AppBuilder business in October 2001.

CUSIP No. 52729 M 10 2                                             Page 7 of 13

         The Reporting Persons intend to consider various alternative courses of action with respect to their remaining interests in Level 8 in light of the circumstances existing from time to time. Such actions may involve the sale of all or a portion of the shares of Common Stock beneficially owned by them, in the open market or in privately negotiated transactions.

         The intentions of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

         a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

         e. Any material change in the present capitalization or dividend policy of the Issuer;

         f. Any other material change in the Issuer's business or corporate structure;

         g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j.       Any action similar to any of those enumerated above.

         Each of the Reporting Persons, however, reserves the right to take future actions that may have any of the consequences described above, to acquire additional securities of the Issuer, to dispose of any such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent each Reporting Person individually deems advisable in light of its overall investment strategy, market conditions, the Issuer's business prospects and any other factors.

CUSIP No. 52729 M 10 2                                             Page 8 of 13

Item 5.  Interest in Securities of the Issuer

         (a): As of the date of this schedule, the Reporting Persons directly own the following numbers and percentages of shares of Common Stock:

         (b):

                                   Number of Shares           Percentage of
         Reporting Persons         Directly Owned             Outstanding Shares(1)
         -----------------         --------------             ---------------------
         Liraz                     3,088,863                  17.8%
         Export                    0                          0%
         Advanced Systems          2,021,257    (1)           11.6%
         Arie Kilman               10,000                     0.1%

         (1) Including 1,200,000 shares issuable upon conversion of Series A1 Convertible Redeemable Preferred Stock.

         Advanced Systems is a subsidiary of Liraz. Accordingly, the direct holdings of Liraz and Advanced Systems are aggregated in in this Schedule 13D. The sum of their direct holdings is 5,110,120 shares of Common Stock (29.4% of 17,374,825, which is the sum of the 16,174,825 shares of Common Stock outstanding as of November 9, 2001 (according to Level 8's Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2001), and the 1,200,000 shares issuable within 60 days to Advanced Systems upon conversion of Series A1 Convertible Redeemable Preferred Stock).

         As a consequence of Mr. Kilman ceasing to serve as chairman and an officer of Liraz and as an officer or director of Level 8, as well as the termination of a shareholders agreement among Mr. Kilman, PEC Israel Economic Corporation ("PEC") and Discount Investment Corporation Ltd. ("DIC"), pursuant to which Mr. Kilman, PEC and DIC agreed to act together to elect directors of Liraz and for certain other purposes, Mr. Kilman ceased to share voting and dispositive power over the Common Stock held by Liraz.

         Mr. Kilman currently directly owns 10,000 shares of Common Stock. In connection with Mr. Kilman's caesing to serve as an officer or director of Level 8 in May 2001, (a) all Mr. Kilman's 250,000 options to purchase shares of Common Stock, 133,332 of which were then exercisable within 60 days, were cancelled, and (b) Level 8 issued to Mr. Kilman 250,000 shares of Common Stock, which he subsequently sold.

         Pursuant to an agreement (the "Acquisition Agreement") dated November 23, 1998 among Level 8, Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI (collectively, the "WCAS Parties") related to the acquisition of Seer Technologies, Inc., at any meeting of shareholders of Level 8 prior to January 1, 2001, each WCAS Party was required to grant a proxy to one or more individuals named by Level 8 to vote all Common Stock the WCAS Parties beneficially owned. On January 1, 2001, Liraz ceased to share voting power with respect to the Common Stock beneficially owned by the WCAS Parties.

         Pursuant to a Voting Coordination Agreement dated July 31, 1997 between Liraz and Samuel Somech, Liraz agreed to vote its shares of Common Stock to maintain Mr. Somech on the Level 8 Board of Directors, and Mr. Somech agreed to vote his shares of Common Stock for the Liraz candidates for the Level 8 Board of Directors. The

CUSIP No. 52729 M 10 2                                             Page 9 of 13

parties terminated this agreement on June 14, 2001. Accordingly, on that date, Liraz ceased to share voting power with respect to the Common Stock beneficially owned by Mr. Somech.

         On each of October 10, 2001, October 18, 2001, October 26, 2001, and November 16, 2001, Advanced Systems sold 250,000, 250,000, 250,000 and 200,000 shares of Common Stock, respectively, for $1.60 per share, $1.15 per share, $1.15 per share and $1.60 per share, respectively (excluding commissions), in private transactions. On November 15, 2001, Advanced Systems sold 25,000 and 25,000 shares of Common Stock for $1.90 per share and $2.00 per share, respectively (excluding commissions), in open-market transactions.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to an agreement (the "Exchange Agreement") dated October 12, 2001 among Level 8, Liraz and other holders of Level 8's Series A 4% Convertible Redeemable Preferred Stock, Series B 4% Convertible Redeemable Preferred Stock and warrants to purchase shares of Common Stock (collectively, the "Old Securities"), Liraz and such holders exchanged the Old Securities for like numbers of Series A1 Convertible Redeemable Preferred Stock and Series B1 Convertible Redeemable Preferred Stock and warrants to purchase shares of Common Stock (collectively, the "New Securities"). The Exchange Agreement and the New Securities are included as exhibits to the Form 8-K filed by Level 8 on October 16, 2001 (the "8-K"), which is incorporated herein by reference. As a consequence of exchanges pursuant to the Exchange Agreement, the New Securities issued to Advanced Systems include shares of Preferred Stock convertible into 200,000 more shares of Common Stock than the shares of Common Stock into which the Old Securities were convertible.

Item 7.  Material to be Filed as Exhibits

         99.1 Joint filing agreement regarding the filing of this Schedule, attached hereto.

         99.2 Certificate of Designation relating to Level 8's Series A1 Convertible Redeemable Preferred Stock (incorporated by reference to exhibit 3.1 to the 8-K).

         99.3 Certificate of Designation relating to Level 8's Series B1 Convertible Redeemable Preferred Stock (incorporated by reference to exhibit 3.2 to the 8-K).

         99.4 Exchange Agreement dated as of October 16, 2001 among Level 8 and the investors named on the signature pages thereof (incorporated by reference to exhibit 3.3 to the 8-K).

         99.5 Form of Warrant issued on October 16, 2001 in exchange for warrants originally issued July 20, 2000 (incorporated by reference to exhibit 3.4 to the 8-K).

         99.6 Form of Warrant issued on October 16, 2001 in exchange for warrants originally issued July 28, 1999 (incorporated by reference to exhibit 3.5 to the 8-K).

         99.7 First Amendment dated as of October 16, 2001 to the Registration Rights Agreement dated as of June 28, 1999 among Level 8 and the investors named on the signature pages thereof (incorporated by reference to exhibit 3.6 to the 8-K).

         99.8 First Amendment dated as of October 16, 2001 to the Registration Rights Agreement dated as of June 20, 2000 among Level 8 and the investors named on the signature pages thereof (incorporated by reference to exhibit 3.7 to the 8-K).

CUSIP No. 52729 M 10 2                                            Page 10 of 13


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 20, 2001.

                               LIRAZ SYSTEMS LTD.
                               LIRAZ SYSTEMS EXPORT (1990) LTD.
                               ADVANCED SYSTEMS EUROPE B.V.
                               ARIE KILMAN


                               By:      LIRAZ SYSTEMS LTD.


                               By:  /s/ Yossi Shemesh
                                  -----------------------------------------
                               Printed Name:  Yossi Shemesh
                                            -------------------------------



                                        For itself and on behalf of Liraz
                               Export (1990) Ltd., Advanced Systems Europe
                               B.V. and Arie Kilman pursuant to the agreement annexed hereto as Exhibit 99.1.

CUSIP No. 52729 M 10 2                                            Page 11 of 13

                                Exhibit Index



99.1 Joint filing agreement regarding the filing of this Schedule, attached hereto.

99.2 Certificate of Designation relating to Level 8's Series A1 Convertible Redeemable Preferred Stock (incorporated by reference to exhibit 3.1 to the 8-K).

99.3 Certificate of Designation relating to Level 8's Series B1 Convertible Redeemable Preferred Stock (incorporated by reference to exhibit 3.2 to the 8-K).

99.4 Exchange Agreement dated as of October 16, 2001 among Level 8 and the investors named on the signature pages thereof (incorporated by reference to exhibit 3.3 to the 8-K).

99.5 Form of Warrant issued on October 16, 2001 in exchange for warrants originally issued July 20, 2000 (incorporated by reference to exhibit
         3.4 to the 8-K).

99.6 Form of Warrant issued on October 16, 2001 in exchange for warrants originally issued July 28, 1999 (incorporated by reference to exhibit
         3.5 to the 8-K).

99.7 First Amendment dated as of October 16, 2001 to the Registration Rights Agreement dated as of June 28, 1999 among Level 8 and the investors named on the signature pages thereof (incorporated by reference to exhibit 3.6 to the 8-K).

99.8 First Amendment dated as of October 16, 2001 to the Registration Rights Agreement dated as of June 20, 2000 among Level 8 and the investors named on the signature pages thereof (incorporated by reference to exhibit 3.7 to the 8-K).